       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1998
                                                    REGISTRATION NO. 333-47201
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                               --------------------
                                 Amendment No. 2
                                        to
                                     FORM S-3
                              REGISTRATION STATEMENT
                                      UNDER
                             THE SECURITIES ACT OF 1933
                               --------------------
                    APARTMENT INVESTMENT AND MANAGEMENT COMPANY
              (Exact name of registrant as specified in its charter)

                 MARYLAND                              84-1259577
     (State or other jurisdiction of               (I.R.S. Employer
      incorporation or organization)             Identification Number)

                               --------------------

    1873 SOUTH BELLAIRE STREET,                    TERRY CONSIDINE
           17TH FLOOR                   CHAIRMAN OF THE BOARD OF DIRECTORS
     DENVER, COLORADO 80222                     APARTMENT INVESTMENT
         (303) 757-8101                        AND MANAGEMENT COMPANY
(Address, including zip code, and           1873 SOUTH BELLAIRE STREET,
 telephone number, including area                    17TH FLOOR
 code, of registrant's principal              DENVER, COLORADO 80222
        executive offices)                         (303)757-8101
                                           (Name, address, including zip code,
                                        and telephone number, including area
                                              code, of Agent for Service)


                               --------------------

                             JONATHAN L. FRIEDMAN, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              300 SOUTH GRAND AVENUE
                           LOS ANGELES, CALIFORNIA 90071
                                   (213) 687-5000

                               --------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                           CALCULATION OF REGISTRATION FEE



    TITLE OF SHARES      AMOUNT TO     PROPOSED        PROPOSED     AMOUNT OF
    TO BE REGISTERED        BE         MAXIMUM          MAXIMUM    REGISTRATION
                        REGISTERED     OFFERING        AGGREGATE       FEE
                                      PRICE PER     OFFERING PRICE
                                       UNIT (1)           (1)
 Class A Common Stock,
 par value $.01 per
 share . . . . . . .    2,954,388(2)   $38.0625     $112,450,000     $33,172.75(3)



(1) Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, based on the average of the high and low prices on August 18, 1998.


(2) Plus such additional number of shares of Class A Common Stock as may be issued pursuant to antidilution adjustment provisions in exchange for Partnership Common Units of AIMCO Properties, L.P.


(3) $17,382.52 of this fee was paid prior to the initial filing of this registration statement.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                   2,954,388 SHARES

                    APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                 CLASS A COMMON STOCK

     This Prospectus relates to the offer and sale from time to time by certain selling stockholders (collectively, the "Selling Stockholders") of up to 2,954,388 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), as described herein under "Selling Stockholders." AIMCO will not receive any proceeds from the sale of such shares of Class A Common Stock.

     The Class A Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "AIV." On August 24, 1998, the last reported sale price of the Class A Common Stock on the NYSE was $38.75 per share.


     The Selling Stockholders may sell the Class A Common Stock offered hereby from time to time on the NYSE or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN FACTORS RELEVANT TO AN
                      INVESTMENT IN THE CLASS A COMMON STOCK.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                 CRIMINAL OFFENSE.


     The date of this Prospectus is August 25, 1998

                                AVAILABLE INFORMATION

     AIMCO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by AIMCO with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     AIMCO has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by AIMCO with the Commission pursuant to the Exchange Act (File No. 1-13232), are incorporated herein by reference:


     (i)    Annual Report on Form 10-K/A for the year ended December 31, 1997;


     (ii) Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998, and Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

     (iii) Current Reports on Form 8-K dated December 23, 1997 (and Amendment No. 1 thereto filed February 6, 1998 and Amendment No. 2 thereto filed May 22, 1998), January 31, 1998 and March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998, Amendment No. 2 thereto filed June 22, 1998, Amendment No. 3 thereto filed July 2, 1998, and Amendment No. 4 thereto filed August 6, 1998); and


     (iv) the description of the Class A Common Stock which is contained in a Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

     All documents filed by AIMCO pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     Copies of all documents which are incorporated herein by reference (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein), will be provided without charge to any person to whom this Prospectus has been delivered, upon request. Requests for such copies should be directed to Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, Attention: Corporate Secretary, telephone number (303) 757-8101.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by AIMCO or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                                  TABLE OF CONTENTS



AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .    4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . .    4

TABLE OF CONTENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

THE COMPANY   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18

SELLING STOCKHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . .   18

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . .   21

CERTAIN FEDERAL INCOME TAX CONSEQUENCES . . . . . . . . . . . . . . . . .   22

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31




                                    THE COMPANY

GENERAL

     Apartment Investment and Management Company ("AIMCO" and, together with its majority-owned subsidiaries and controlled entities, the "Company") is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998, with 200,911 apartment units owned or under management as of June 30, 1998. As of June 30, 1998, the Company owned or controlled a total of 58,345 units in 210 apartment properties (the "Owned Properties"), had an equity interest in 74,318 units in 478 apartment properties (the "Equity Properties"), and managed 68,248 units in 357 apartment properties (the "Managed Properties," and, together with the Owned Properties and the Equity Properties, the "AIMCO Properties"). In addition to the Managed Properties, the Company manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. The Company conducts its operations primarily through AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries. As of June 30, 1998, AIMCO held approximately an 89% interest in the Operating Partnership. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.


     BankBoston, N.A. serves as transfer agent and registrar of AIMCO's Class A Common Stock, par value $.01 per share ("AIMCO Stock" or "Class A Common Stock"). AIMCO's headquarters are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number is (303) 757-8101.


INSIGNIA MERGER


     AIMCO and the Operating Partnership have entered into an agreement and plan of merger (as amended and restated as of May 26, 1998, the "Insignia Merger Agreement") with Insignia Financial Group, Inc. ("Insignia") and Insignia/ESG Holdings, Inc. ("Holdings") pursuant to which Insignia will be merged into AIMCO (the "Insignia Merger"). Insignia is a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets. Insignia is the largest manager of multifamily residential properties in the United States according to the 1998 National Multi Housing Council 50 Report published in March 1998 and one of the leading brokers and managers of commercial properties according to the Commercial Property News dated January 1, 1998. Insignia performs property management, asset management, investor services, partnership accounting, real estate investment banking, and real estate brokerage services for various types of property owners, including approximately 900 limited partnerships having approximately 350,000 limited partners. Insignia provides property management services for approximately 185,000 multifamily units, consisting of 113,000 units which are controlled by Insignia and 72,000 units owned by third parties. The Insignia Merger is subject to approval by Insignia's stockholders and other customary conditions. It is expected that the Insignia Merger, if approved, would be completed in early October 1998.

     At the time of the Insignia Merger, Insignia will consist principally of: (i) Insignia's interests in Insignia Properties Trust, a Maryland REIT, which is a majority owned subsidiary of Insignia ("IPT"), and Insignia Properties, L.P., IPT's operating partnership ("IPLP"); (ii) 100% of the ownership of the Insignia entities that provide multifamily property management and partnership administrative services; (iii) Insignia's interest in multifamily coinvestments; (iv) Insignia's ownership of subsidiaries that control multifamily properties not included in IPT; (v) Insignia's limited partner interest in public and private syndicated real estate limited partnerships; and (vi) assets incidental to the foregoing businesses (collectively, the "Insignia Multifamily Business"). Prior to the Insignia Merger, the remaining businesses of Insignia will be transferred to Holdings and all of the capital stock of Holdings will be distributed to Insignia's stockholders (the "Distribution").

     If the Insignia Merger is approved by the stockholders of AIMCO, the outstanding shares of Insignia's Common Stock will be converted into the right to receive, in the aggregate, a number of shares of AIMCO's Class E Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series E Preferred Stock"), approximately equal to $303 million divided by the AIMCO Index Price (as defined below) and, in certain cases, cash which AIMCO, in its sole discretion, may elect to pay if the AIMCO Index Price is less than $36.50 (the "Merger Consideration"). In addition to receiving the same dividends as holders of shares of Class A Common Stock, holders of Series E Preferred Stock on the record date for payment to be set by the AIMCO Board of Directors will be entitled to receive a special dividend of $50 million in the aggregate (the "Special Dividend"). When the Special Dividend is paid in full, each share of Series E Preferred Stock will automatically convert into one share of Class A Common Stock (subject to certain antidilution adjustments). In addition, approximately $458 million in outstanding debt and other liabilities of Insignia and its subsidiaries will become obligations of AIMCO and its subsidiaries after the Insignia Merger. The "AIMCO Index Price" is defined as the average market price of Class A Common Stock during a fixed period prior to the Insignia Merger, subject to a maximum average price of $38.00 per share. The AIMCO Index Price is not intended to and will not necessarily represent the fair market value of Series E Preferred Stock and Series F Preferred Stock (as defined below).

     If the stockholders of AIMCO do not approve the Insignia Merger, the Insignia Merger will nonetheless be consummated assuming all other conditions thereto are satisfied or waived. In such event, AIMCO will issue to holders of shares of Insignia Common Stock, in the aggregate, a number of shares of Series E Preferred Stock approximately equal to $203 million divided by the AIMCO Index Price and a number of shares of AIMCO's Class F Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series F Preferred Stock"), approximately equal to $100 million divided by the AIMCO Index Price, in lieu of approximately $303 million of Series E Preferred Stock. In either case, holders of Series E Preferred Stock will be entitled to the Special Dividend. When the Special Dividend is paid in full, each share of Series E Preferred Stock will automatically convert into one share of Class A Common Stock (subject to certain antidilution adjustments). If and when approved by stockholders of AIMCO, each share of Series F Preferred Stock will convert into one share of Class A Common Stock (subject to certain antidilution adjustments).

     As of the filing of this Registration Statement, Insignia and its subsidiaries own approximately 61% of the outstanding shares of beneficial interest, par value $.01 per share, of IPT ("IPT Shares"). The Insignia Merger Agreement requires AIMCO to propose to acquire (by merger) all of the IPT Shares not owned by Insignia and its subsidiaries, and to use its reasonable best efforts to consummate such merger within three months following the completion of the Insignia Merger (the "Effective Time") at a purchase price of not less than $13.25 per IPT Share, payable in cash. Assuming a price of $13.25 per IPT Share, the remaining 39% of IPT, owned principally by private investors and certain executives of Insignia, is valued at approximately $100 million. In addition, IPT is party to a merger agreement with Angeles Mortgage Investment Trust ("AMIT"), which, if approved by AMIT's stockholders and consummated, will result in the issuance of additional IPT Shares and, therefore, the payment by AIMCO in a merger with IPT of an additional approximate $53.8 million at an assumed price of $13.25 per IPT Share.


AMBASSADOR MERGER


     On May 8, 1998, Ambassador Apartments, Inc. ("Ambassador") was merged into AIMCO (the "Ambassador Merger"), and the outstanding shares of common stock, par value $.01 per share, of Ambassador (the "Ambassador Common Stock"), were converted into a total of 6,578,833 shares of Class A Common Stock. Upon the consummation of the Ambassador Merger, Ambassador and its subsidiaries had aggregate outstanding indebtedness of approximately $406.1 million, which by operation of law became indebtedness of AIMCO or its subsidiaries upon consummation of the Ambassador Merger.



     Ambassador was a self-managed REIT engaged in the owenership and management of garden style apartment properties leased primarily to middle income tenants. As of the consummation of the Ambassador Merger, Ambassador owned 52 apartment communities with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas. In addition, Ambassador managed one property containing 252 units for an unrelated third party.

                                     RISK FACTORS

     An investment in shares of Class A Common Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere, or incorporated by reference, in this Prospectus, potential investors should consider, among other things, the following factors:


RISKS ASSOCIATED WITH INTEGRATING AMBASSADOR, INSIGNIA AND OTHER ACQUIRED BUSINESSES.



     The Insignia Merger constitutes the largest acquisition ever undertaken by AIMCO, involving a total transaction value in excess of $800 million. In addition to the risks typically associated with acquisitions generally, the integration of Insignia's and Ambassador's respective businesses with the Company's business may place a significant burden on the Company's management and its systems. See "-Risks of Acquisition and Development Activities". Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of Insignia or Ambassador, the difficulty associated with assimilating the personnel and operations of Insignia and Ambassador, the disruption of the Company's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies and the possible impairment of the Company's reputation. No assurance can be given that the anticipated benefits from the Insignia Merger, if consummated, or the Ambassador Merger will be realized, that the Company will be able to integrate such businesses successfully or that the Company will not be required to make expenditures to enhance its systems. Failure of the Company to integrate such businesses successfully could have a material adverse effect on the Company's results of operations. Substantial growth in the Company's portfolio as a result of recent and possible future acquisitions of businesses may involved similar burdens and risks.

ADVERSE CONSEQUENCES OF AIMCO'S FAILURE TO ACQUIRE IPT

     The Insignia Merger Agreement provides that following consummation of the Insignia Merger, AIMCO is required to propose to acquire (by merger) all IPT Shares not owned by Insignia and its subsidiaries. The Insignia Merger Agreement also provides that AIMCO will use its reasonable best efforts, and that Insignia will use its commercially reasonable efforts, to cause the combination of the assets of IPLP and the Operating Partnership. If AIMCO is unable to complete the acquisition of the IPT Shares or the combination of the assets of IPLP and the Operating Partnership, AIMCO may need to contribute the right to manage IPT properties to a taxable subsidiary corporation to avoid the risk that income from such activities would be considered to be derived from third-party property management services, which income generally would not be treated as qualifying income for purposes of the income-related REIT requirements. Such actions could adversely affect the qualification of the Distribution and Insignia Merger as tax-free transactions under the Internal Revenue Code of 1986, as amended (the
"Code"). If the Insignia Merger does not qualify as a tax-free reorganization, Insignia would recognize a taxable gain in an amount equal to the excess of the fair market value of its assets over the tax basis in its assets. Such gain would result in AIMCO succeeding to a substantial corporate income tax liability that could have a material adverse effect on the Company.


POSSIBLE CONFLICT OF INTERESTS; TRANSACTIONS WITH AFFILIATES


     AIMCO and certain of its officers and/or directors have entered into, and may in the future enter into, certain types of transactions that may result in conflicts of interest between AIMCO and such officers and/or directors. These types of transactions include: the acquisition by AIMCO of property or assets from, or the sale by AIMCO of property or assets to, such officers and/or directors; making loans to or borrowing from such officers and/or directors, including in connection with the purchase of Class A Common Stock or the purchase of interests in the Operating Partnership and other unconsolidated subsidiaries of AIMCO; investments by AIMCO in partnerships or other entities (such as the Operating Partnership and such other unconsolidated subsidiaries) in which such officers and/or directors have a controlling equity interest or other form of ownership interest; and the purchase or sale of real estate or other assets by such officers and/or directors, where the acquisition of such real estate or assets is also a corporate opportunity for AIMCO. AIMCO has adopted certain policies designed to minimize or eliminate conflicts of interest between AIMCO and its officers and/or directors. Without the approval of a majority of the disinterested directors, AIMCO will not acquire from or sell to any director, officer or employee of AIMCO or any entity in which such director, officer or employee owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing persons, any assets or other property of AIMCO, make any loan to or borrow from any of the forgoing persons, or engage in any material transaction with the foregoing persons. In addition, AIMCO has entered into employment agreements with Messrs. Considine, Kompaniez and Ira which include provisions intended to eliminate or minimize potential conflicts of interest, and which provide that those persons will be prohibited from engaging directly or indirectly in the acquisition, development, operation or management of other multifamily apartment properties outside of AIMCO, except with respect to certain investments currently held by such persons, as to which investments those persons have committed to an orderly liquidation. There can be no assurance, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of AIMCO's stockholders as a whole. Furthermore, such policies are subject to change without the approval of stockholders of AIMCO.



     The Company presently manages the Managed Properties through Property Asset Management Services, L.P., a Delaware limited partnership ("PAMS LP"), Property Asset Management Services, Inc., a Delaware corporation ("PAMS Inc.") and certain other subsidiaries (collectively with PAMS LP and PAMS Inc., the "Management Subsidiaries"). In order to satisfy certain REIT requirements, the ownership of certain Management Subsidiaries consists of the Operating Partnership holding non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of the Company holding, directly or indirectly, all of the voting common stock, representing a 5% economic interest. In addition, the Management Subsidiaries provide property management services with respect to certain Managed Properties in which certain officers and/or directors of the Company have separate ownership interests. The fees for these services have been negotiated on an individual basis and typically range from 3% to 6% of gross receipts for the particular property. Although these arrangements were not negotiated on an arm's-length basis, the Company believes, based on comparisons to the fees charged by other real estate companies and by the Management Subsidiaries with respect to unaffiliated Managed Properties in comparable locations, that the terms of such arrangements are fair to the Company.

     On January 31, 1998 AIMCO entered into a Contribution Agreement (the "Contribution Agreement") with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets of AIMCO to be contributed to CK. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and Peter Kompaniez, AIMCO's President and Vice Chairman. As a result, when the stock of CK is transferred to AIMCO, the stockholders of CK will receive payment for the stock; the stock is to be priced at fair market value and, if market value is difficult to ascertain, there can be no assurance that the pricing will favor AIMCO. It is AIMCO's intent to use CK as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to AIMCO's election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at prices approved by the independent members of the Board of Directors, and if market prices are difficult to ascertain, there can be no assurance that the pricing will favor AIMCO. It is anticipated that the assets to be contributed to CK will be immaterial compared to total assets held by AIMCO. No prediction can be made whether or when any spinoff of CK to AIMCO will occur.



DEBT FINANCING AND INTEREST RATE HEDGING RISKS

     AIMCO and its subsidiaries, and partnerships in which a subsidiary of AIMCO is a general partner, have significant amounts of debt outstanding and, accordingly, are subject to the risks normally associated with debt financing, including the risk that cash flow from operations will be insufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. As of June 30, 1998, 94% of AIMCO's Owned Properties and 43% of its total consolidated assets were encumbered by debt, and AIMCO had total outstanding consolidated indebtedness of $1,314.5 million, $1,196.0 million of which was secured by Owned Properties and other assets. The Company's unsecured $50 million revolving credit facility agreement with Bank of America and Bank Boston, N.A. (the "BOA Credit Facility") and the $50 million secured revolving credit facility agreement between the Operating Partnership, the Company and certain single asset wholly-owned subsidiaries of the Company, as guarantors, and Washington Mortgage Financial Group, Ltd. (the "WMF Credit Facility") (collectively, the "Credit Facilities"), restrict AIMCO's ability to effect certain mergers, business consolidations and asset sales, imposes minimum net worth requirements, and require AIMCO to maintain a ratio of debt to gross asset value of no more than 0.55:1, an interest coverage ratio of at least 2.25:1 and a debt service coverage ratio of at least 2.00:1. The Credit Facilities contain restrictive covenants which may limit the ability of the Company to pay dividends or make other restricted payments. In particular, the BOA Credit Facility provides that the Company may make distributions during any 12 month period in an amount, in the aggregate, which does not exceed the greater of 80% of the Company's funds from operations ("FFO") for such period or such amount as may be necessary to maintain REIT status, provided that no event of default exists as a result of a breach of certain financial ratios and tests that the Company is required to meet. Failure to perform or observe covenants or conditions under an intracompany subordination agreement entered into in connection with the BOA Credit Facility and events of default resulting in acceleration under AIMCO's other financing arrangements, among other events, are considered defaults under the BOA Credit Facility. General Motors Acceptance Corporation has made loans (the "GMAC Loans"), with an aggregate outstanding principal balance of $420.1 million at June 30, 1998, to property owning partnerships in which a subsidiary of AIMCO is the general partner, each of which is secured by the underlying Owned Property of such partnership. Certain of the GMAC Loans, having an aggregate balance of $163.8 million outstanding as of June 30, 1998, are cross-collateralized with certain other GMAC Loans, and certain loans currently held by the Federal National Mortgage Association ("Fannie Mae"), having an aggregate balance of $303.9 million outstanding as of June 30, 1998, are cross-collateralized and cross-defaulted with certain other Fannie Mae loans. Other than certain GMAC Loans and Fannie Mae loans and loans under the Credit Facilities, none of AIMCO's debt is subject to cross-collateralization or cross-default provisions. Cross-collateralization of indebtedness increases the risk of default on each loan as a single under-performing property can draw on the revenues of any cross-collateralized property. AIMCO's Articles of Incorporation, as amended and supplemented from time to time (the "AIMCO Charter"), do not limit the amount of indebtedness which may be incurred by AIMCO and its subsidiaries.

     As a result of the Insignia Merger and related transactions, the total indebtedness of the Company will increase from approximately $1.1 billion (after giving effect to certain completed transactions) to approximately $1.6 billion, in each case on a pro forma basis at March 31, 1998.

     Concurrently with the closing of the Ambassador Merger, the Operating Partnership executed a guaranty in favor of Fannie Mae (the "Global Guaranty") pursuant to which the Operating Partnership guaranteed payment of the obligations under certain of the Fannie Mae loans and the WMF Credit Facility. The obligations of the Operating Partnership under the Global Guaranty are limited to the amount of excess cash flow generated by the 74 properties securing the loans guaranteed pursuant to the Global Guaranty. The Global Guaranty is secured by certain cash collection accounts and a letter of credit.

     As of June 30, 1998, approximately 86% of AIMCO's total consolidated indebtedness was subject to fixed interest rates and approximately 14% (approximately $184.0 million) was subject to variable interest rates. Although, as described below, AIMCO has certain hedging arrangements in place, increases in interest rates could increase AIMCO's interest expense and adversely affect cash flow. AIMCO from time to time enters into agreements to reduce the risks associated with increases in short term interest rates. Although these agreements provide AIMCO with some protection against rising interest rates, these agreements also reduce the benefits to AIMCO when interest rates decline.

     From time to time, the Company enters into interest rate lock agreements with major investment banking firms, in anticipation of refinancing debt. Interest rate lock agreements related to planned refinancings of identified variable rate indebtedness are accounted for as anticipatory hedges. Upon the refinancing of such indebtedness, any gain or loss associated with the termination of the interest rate lock agreement is deferred and recognized over the life of the refinanced indebtedness. In order for the interest rate lock to qualify as an anticipatory hedge, the following criteria must be met:
(a) the refinance being hedged exposes the Company to interest rate risk; (b) the interest rate lock is designated as a hedge; (c) the significant characteristics and expected terms of the refinance are identified; and (d) it is probable that the refinance will occur. The Company believes that all four of the above qualifications have been met. In the event that any of the above qualifications are not met, the interest rate lock will not qualify as an anticipatory hedge, and the gain or loss on the interest rate lock will be recognized in the current period's earnings. In September 1997, AIMCO entered into an interest rate lock agreement having a notional principal amount of $75.0 million, in anticipation of refinancing certain floating rate indebtedness. The interest rate lock agreement fixed the ten-year treasury rate at 6.32%.

     During 1998, the Company refinanced certain mortgage indebtedness relating to ten real estate partnerships and realized losses of approximately $3.9 million, which have been deferred and will be amortized over the life of the refinanced debt. These losses, when amortized, will result in effective interest rates of 7.7% over the life of the refinanced debt.



     On May 8, 1998, in connection with the consummation of the Ambassador Merger, the Company assumed six interest rate swap agreements, having termination dates between October 3, 2003, and March 3, 2004, with several major investment banking firms.

     The swap agreements modify the interest characteristics of a portion of the Company's outstanding debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based.

     Pursuant to the terms of the swap and related credit support agreements, the Company is required to post collateral to the swap providers for an amount equal to their exposure, as defined, in each case to the extent that a specified threshold is exceeded. The collateral posted by the Company may be in the form of cash or governmental securities, as determined by the Company. At June 30, 1998, the Company had posted approximately $6.6 million in cash collateral under its swap agreements. The Company estimates that for every 0.25% decrease in the LIBOR interest rate yield, it will be required to post approximately $2 million of additional collateral with the swap providers.
If interest rates rise, the Company estimates that for every 0.25% increase in the LIBOR interest rate yield curve, recovery of the posted collateral of a similar amount will be received up to the outstanding collateral balances.

     On June 2, 1998, the Company settled one of the swap agreements. It is the intent of the Company to terminate the remaining swap agreements in December 1998. Based on the market value of the outstanding swap agreements at June 30, 1998, the Company had an unrealized loss of $1.9 million.


     Interest rate hedging arrangements may expose the Company to certain risks. Interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on the Company's investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, the Company may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may result in credit risks to the Company. In order to minimize counterparty credit risk, the Company's policy is to enter into hedging arrangements only with large financial institutions that maintain an investment grade credit rating.


     In December 1997, AIMCO refinanced certain secured long-term notes payable in order to obtain more favorable interest rates. In anticipation of the refinancing, AIMCO entered into a $100 million interest rate lock agreement, which fixed the interest rate at 7.053%. Upon maturity of the interest rate lock agreement, as a result of declining interest rates, AIMCO realized a loss of approximately $10.9 million, which was deferred and will be recognized over the life of the refinanced debt.


     On March 18, 1998, Moody's Investors Services ("Moody's") announced that it was reviewing for possible downgrade its "ba3" rating on AIMCO's Class C Cumulative Preferred Stock and Class D Cumulative Preferred Stock. Moody's expressed concern that the acquisition of the Insignia Multifamily Business would increase AIMCO's leverage, which Moody's characterizes as "already high compared to its peers." Moody's subsequently reconfirmed its rating of the Class C Cumulative Preferred Stock and the Class D Cumulative Preferred Stock. On March 19, 1998, Duff & Phelps Credit Rating Co. ("DCR") placed its ratings of AIMCO on its "Rating Watch--Uncertain" in response to the announcement that AIMCO will acquire the Insignia Multifamily Business. DCR has since reviewed AIMCO's operating and financing plan for combining the Ambassador and Insignia organizations and has removed AIMCO from its Rating Watch.

RISKS RELATED TO INVESTMENT IN AND MANAGEMENT OF REAL ESTATE

     GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. The Company's income from its Owned Properties and Equity Properties may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to tenants, competition from other available apartments, the ability of the Company to provide adequate maintenance and insurance, and increases in operating costs (including real estate taxes). The Company's income from its Owned Properties and Equity Properties would also be adversely affected if a significant number of tenants were unable to meet their rent payment obligations when due or if apartments could not be rented on favorable terms. Certain significant expenditures associated with real property investments (such as debt service, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investments. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. If the Company's Owned Properties and Equity Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income, and AIMCO's ability to pay dividends to holders of Class A Common Stock , will be adversely affected. Many of the factors that could adversely affect the Company's income from its Owned Properties and Equity Properties could also adversely affect the Company's income from its Managed Properties by reducing gross receipts for such properties.

     ILLIQUIDITY OF REAL ESTATE. Investments in real estate or partnerships which own real estate may be illiquid. As a result, the Company may be unable to vary its portfolio promptly in response to changes in economic or other conditions.

     OPERATING RISKS. The AIMCO Properties are subject to operating risks common to apartment properties in general. These risks may adversely affect the Company's cash flow from operations. For example, increases in unemployment in the areas in which the AIMCO Properties are located may adversely affect apartment occupancy or rental rates and it may not be possible to offset increases in operating costs due to inflation and other factors by increased rents. Local rental market characteristics also limit the extent to which rents may be increased without decreasing occupancy rates.

     COMPETITION. There are numerous housing alternatives that compete with the AIMCO Properties in attracting residents. Such properties compete directly with other rental apartments and single family homes that are available for rent in the markets in which such properties are located. Such properties also compete for residents with new and existing homes and condominiums. The ability of the Company to lease apartment units and the level of rents charged is determined in large part by the number of competitive properties in the local market. Numerous real estate companies compete with the Company in each of its market areas in acquiring, developing and managing apartment properties and seeking tenants to occupy their properties and the Company's market share is small in each of its market areas. In addition, numerous property management companies compete with the Company in the markets where the Managed Properties are located. As the multifamily residential market is fragmented, AIMCO does not have a majority market share in any market nor does it benefit from any competitive advantage.

     CHANGES IN LAWS. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures which would adversely affect the Company's cash flow from operating activities. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce, or limit the ability of the Company to increase, rental revenue or increase operating costs in particular markets.

     POSSIBLE ENVIRONMENTAL LIABILITIES. Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

     Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned Properties, and there may be ACMs at certain of the other AIMCO Properties. AIMCO has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.


     Certain of the Owned Properties, and some of the other AIMCO
Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate onto the AIMCO Properties. Such hazardous substances have been released at certain Owned Properties and, in at least one case, have migrated from an off-site location onto the Company's property. In addition, the Company's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin, the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete, and the Texas Natural Resources Conservation Commission (the "TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, a proposed contingency plan of passive methane gas venting may be implemented by the City of Austin. The City of Austin has also conducted testing on the Company's Montecito property to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by the Company, the groundwater does not appear to be contaminated at actionable levels. The Company has not incurred, and does not expect to incur liability for the landfill investigation and remediation. However, in connection with the present raising of four of its buildings, the Company has relocated some of its tenants and has installed a venting system according to the TNRCC's specifications. The restabilization was substantially completed as of January 1998, at a total cost of approximately $550,000. The City of Austin will be responsible for monitoring the conditions of Montecito.


     All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Company aware of, any environmental liability relating to such properties that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, such audits involve a number of judgments and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties or other AIMCO properties (for which audits may not be available), there can be no assurance that material environmental liabilities of which the Company is unaware do not exist at such properties.

     In October 1997, NHP Incorporated, which was acquired by the Company in December 1997 ("NHP"), received a letter (the "EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protection Agency ("EPA") had requested that DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Programs and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and the EPA has been reached whereby NHP agreed to pay a fine of $99,000, permit the EPA to audit the maintenance records and technical staffing at 40 NHP properties and continue to provide training to all maintenance workers with respect to the disposal of refrigerants. A formal settlement agreement is expected to be executed in 1998. It is possible that the future EPA audits agreed to in the settlement could result in additional allegations by EPA of violations at the properties audited. However, based on the terms of the settlement in principle with the EPA, the Company anticipates that the fines, if any, resulting from any such violations will be nominal.


     RESTRICTIONS IMPOSED BY LAWS BENEFITTING DISABLED PERSONS. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management of AIMCO believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Properties are not in compliance, the Company is likely to incur additional costs to comply with the ADA and FHAA.


     LOSS OF REVENUE DUE TO TERMINATION OR OTHER LOSS OF PROPERTY MANAGEMENT AGREEMENTS. AIMCO and Insignia are dependent upon revenue received for services performed under property management agreements relating to properties owned by third parties. For the year ended December 31, 1997, AIMCO and Insignia derived approximately 2% and 15%, respectively, of their gross revenues from management of properties owned by third parties. Risks associated with the management of properties owned by third parties include risks that management contracts will be terminated by the property owner or will be lost in connection with a sale of the property, contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms, and rental revenues upon which management fees are based will decline as a result of general real estate market conditions or other factors and result in decreases in management fees. If significant numbers of contracts are terminated or are not renewed, net income from fee management operations could be adversely affected. Contracts with unaffiliated third parties are for terms ranging from 30 days to 5 years, with most contracts being terminable within one year or less. In general, management contracts may be terminated or otherwise lost as a result of a number of factors, many of which are beyond the control of AIMCO and Insignia, including: (i) disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner; (ii) the property owner's determination that AIMCO's or Insignia's management of the property is unsatisfactory; (iii) willful misconduct, gross negligence or other conduct by the manager that constitutes grounds for termination under such contracts; or (iv) with respect to certain affordable properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.


     RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING. As of June 30,
1998, the Managed Properties included 67,850 affordable units in 456 properties. In addition, the AIMCO owns interests in 66,066 affordable units.
A substantial portion of the affordable properties, and some conventional properties in which AIMCO owns interests, were built or acquired by the owners with the assistance of programs administered by the U.S. Department of Housing and Urban Development ("HUD") that provide mortgage insurance, favorable financing terms, or rental assistance payments to the owners. As a condition to the receipt of assistance under these and other HUD programs, the properties must comply with various HUD requirements, which typically include limits on rents to amounts approved by HUD. HUD approval is required before the Company may be appointed as manager of additional HUD-assisted properties. There can be no assurance that HUD approval will be received with respect to any particular action for which it is required. In addition to the effects of HUD regulation on the Company as a manager of affordable properties, the business of the Company may be indirectly affected by regulations generally applicable to the entities owning affordable properties. In particular, HUD limits the rents that may be charged on certain HUD-assisted properties to approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which would result in a loss of management fee revenue. As of June 30, 1998, and in addition to the 437 HUD-assisted properties, the Company managed 19 properties that receive assistance from agencies other than HUD or are subject to regulation by agencies other than HUD.



     Certain of the properties owned or managed by Insignia are subject to agreements which require the consent of HUD prior to the transfer of the right to manage such properties. Such agreements generally define a transfer of management such that the Insignia Merger would require advanced approval of HUD. The Insignia Merger requires AIMCO to file or cause to be filed with HUD any documents required to be filed under any applicable law or the rules and regulations of HUD (collectively, the "HUD Rules") with respect to the Insignia Merger, to use all commercially reasonable efforts to make such filings in a timely manner, and requires Insignia to make reasonable efforts to assist AIMCO, upon request, in obtaining any necessary approvals of HUD. If an approval of HUD necessary to transfer a property from Insignia to AIMCO in the Insignia Merger ("HUD Approval") is not obtained on or prior to the effective time of the Insignia Merger, Holdings will use its reasonable efforts to cause the officers of IPT to continue to serve in such capacities for purposes of supervising all entities having an ownership interest in entities which own HUD-assisted or HUD-insured properties (the "HUD Properties") and Insignia Residential Group, L.P. or its general partner with respect to the management of all HUD Properties, until such approval is obtained. All funds received from the HUD Properties shall be placed in escrow until such time as either (i) HUD Approval is obtained, or (ii) AIMCO directs the escrow agent to release the escrowed funds. The receipt of any required HUD Approval is not a condition to the obligations of any party to consummate the Insignia Merger, and the consideration payable by the Company in the Insignia Merger will not be adjusted if such HUD Approval is not obtained. There can be no assurance that all necessary HUD Approvals will be obtained prior to the satisfaction of the conditions to the closing of the Insignia Merger. While there can be no assurance, AIMCO believes that failure to transfer such properties to AIMCO in the Insignia Merger will not result in a material impact on AIMCO's results of operations or financial condition.


     RISKS RELATED TO HUD ENFORCEMENT AND LIMITED DENIALS OF PARTICIPATION. Under its regulations, HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a limited denial of participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements. In March 1997, HUD announced its intention to step up enforcement against property owners and managers who violate their agreements with HUD, and in July 1997, HUD announced the creation of a new department-wide enforcement division. In June 1997, the St. Louis HUD field office issued an LDP to NHP as a result of a physical inspection and mortgage default at one property owned and managed by NHP-related companies. The LDP suspended NHP's ability to manage or acquire additional HUD-assisted properties in eastern Missouri through June 24, 1998. Although this LDP has expired by its terms, the Company has proposed a settlement agreement with HUD which includes aggregate payments to HUD of approximately $485,000 and withdrawal of the LDP as of its date of issuance. The Company believes a settlement will be executed in the near future. Because an LDP is prospective, existing HUD agreements are not affected, so an LDP is not expected to result in the loss of management service revenue from or to otherwise affect properties that the Company currently manages in the subject regions. In addition, the Company has resolved concerns raised by two other HUD field offices. If HUD were to disapprove AIMCO as property manager for one or more affordable properties, AIMCO's and NHP's ability to obtain property management revenues from new affordable properties (including affordable properties managed by Insignia) may be impaired.



     HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of HUD-assisted properties. In this regard, since July 1988, 29 HUD-assisted properties owned or managed by the NHP Real Estate Companies or NHP have defaulted on non-recourse HUD-insured mortgage loans. Eight of these 29 properties are also currently managed by NHP. An additional six properties owned or managed by NHP have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, a national HUD office must review any application by AIMCO to act as property manager for additional HUD-assisted property. The national HUD office has consistently approved NHP's applications to manage new properties, and AIMCO has received HUD clearance to acquire its interests in NHP and the NHP Real Estate Companies. AIMCO believes that it enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as the Company's, including NHP's, with discretion and flexibility. While there can be no assurance, AIMCO believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition.

     In October 1997, NHP received a subpoena from the Inspector General of HUD requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with management of a HUD project. AIMCO believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of NHP's acquisitions of property management rights for HUD projects, may be responsive to the subpoena. AIMCO and NHP are in the process of complying with the subpoena and have provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. AIMCO believes that its operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Effective February 13, 1998, counsel for NHP and the U.S. Attorney for the Northern District of California entered into a Tolling Agreement related to certain civil claims the government may have against AIMCO. Although no action has been initiated any action against NHP or AIMCO or, to AIMCO's knowledge, any owner of a HUD property managed by AIMCO, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the results of operations of AIMCO.

     RISKS RELATING TO UNCERTAINTY REGARDING STATUS OF FEDERAL SUBSIDIES. AIMCO owns and manages apartment units that are subsidized under Section 8 of the United

States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based Housing Assistance Payment Contracts ("HAP Contracts") between HUD and the owners of the properties or, with respect to a limited number of units managed by the Company, pursuant to vouchers received by tenants. On October 27, 1997, the President signed into law the Multifamily Assisted Housing Reform and Affordability Act of 1997 (the "1997 Housing Act"). Under the 1997 Housing Act, the mortgage financing and HAP Contracts of certain properties assisted under Section 8, with rents above market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels, thereby reducing rent subsidies, and lowering required debt service payments as needed to ensure financial viability at the reduced rents and subsidy levels. The 1997 Housing Act retains project-based subsidies for most properties (properties in rental markets with limited supply, properties serving the elderly and certain other properties). The 1997 Housing Act phases out project-based subsidies on selected properties serving families not located in rental markets with limited supply, converting such subsidies to a tenant-based subsidy. Under a tenant-based system, rent vouchers would be issued to qualified tenants who then could elect to reside at properties of their choice, provided such tenants have the financial ability to pay the difference between the selected properties' monthly rent and the value of the vouchers, which would be established based on HUD's regulated fair market rent for the relevant geographic areas. The 1997 Housing Act provides that properties will begin the restructuring process in Federal fiscal year 1999 (beginning October 1, 1998), and that HUD will issue final regulations implementing the 1997 Housing Act on or before October 27, 1998. Congress has elected to renew HAP Contracts expiring before October 1, 1998 for one-year terms, generally at existing rents, so long as the properties remain in compliance with the HAP Contracts. While AIMCO does not expect the provisions of the 1997 Housing Act to result in a significant number of tenants relocating from properties managed by AIMCO, there can be no assurance that the provisions would not significantly affect AIMCO's management portfolio. Furthermore, there can be no assurance that other changes in Federal housing subsidy policy will not occur. Any such changes could have a material adverse effect on AIMCO's property management revenues.


    RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES


     The Company has engaged in, and intends to continue to engage in, the selective acquisition, development and expansion of multi-family apartment properties. In the ordinary course of business, the Company engages in discussions and negotiations regarding the acquisition of apartment properties or interests in entities that own apartment properties. The
Company frequently enters into contracts and nonbinding letters of intent with respect to the purchase of properties. These contracts are typically subject to certain conditions and permit the Company to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties. The Company believes that such contracts essentially result in the creation of an option on the subject properties and give the Company greater flexibility in seeking to acquire properties. As of August 16, 1998, the Company had under contract or letter of intent an aggregate of 62 multi-family apartment properties with a maximum aggregate purchase price of $826 million, including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by the Company as described above. In addition, the Company has entered into the Insignia Merger Agreement. The Insignia Merger Agreement provides for AIMCO to pay Insignia $50 million in liquidated damages if the Insignia Merger Agreement is terminated under certain circumstances, including certain breaches of AIMCO's representations, warranties and covenants, and the failure to satisfy certain conditions to closing, under the agreement. No assurance can be given that any of these possible acquisitions will be completed or, if completed, that they will be accretive on a per share basis. If the Insignia Merger Agreement is terminated due to a breach by AIMCO, certain Insignia securities have the right to require AIMCO to purchase certain of their shares of Insignia common stock. If all such securities exercised this right, AIMCO would be required to purchase approximately 6% of the shares of common stock of Insignia outstanding as of July 31, 1998.


     In addition to general investment risks associated with any new investment, acquisitions entail risks that such investments will fail to perform in accordance with expectations, including projected occupancy and rental rates, management fees and the costs of property improvements, along with integration related risks. Risks associated with redevelopment and expansion of properties include the risks that development opportunities may be abandoned; that construction costs of a property may exceed original estimates, possibly making the property uneconomical; that occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; that construction and permanent financing may not be available on favorable terms; and that construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to any inability to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy, and other governmental permits and authorizations. See also "--Risks Associated with Integrating Ambassador, Insignia and Other Acquired Businesses."

     The Company also has engaged in, and intends to continue to engage in, the selective acquisition of, or investment in, companies that own or manage apartment properties or own general or limited partnership or other interests therein, including tender offers for limited partnership interests. Risks associated with the Company's past and future acquisitions of general partnership interests, and tender offers for outstanding limited partnership interests, include the risks that the general partner will be subject to allegations (including legal actions) of, or will be otherwise liable for, breaches of fiduciary duty to the limited partners of such partnership and that the assets of the general partner may be subject to claims by creditors of the partnership if the partnership becomes insolvent. See "--Risks Relating to Litigation."



     RISKS RELATING TO LITIGATION

     The Company is a party to various legal actions resulting from its operating activities. In addition, in connection with the Company's acquisition of interests in limited partnerships that own or manage apartments properties, through tender offers or otherwise, from time to time, the Company is subject to legal actions arising from such acquisitions, including allegations that such activities may involve breaches of fiduciary duties to the limited partners of such partnerships or may violate the relevant partnership agreements. There can be no assurance that any such litigation will not have a material adverse effect on the consolidated financial conditions or results of operations of the Company.

YEAR 2000 COMPLIANCE

     The Company's management has determined that it will be necessary to modify or replace certain accounting and operational software and hardware to enable its computer systems to operate properly subsequent to December 31, 1999. As a result, management has appointed a team of internal staff to research and manage the conversion or replacement of existing systems to comply with year 2000 requirements. The team's activities are designed to ensure that there is no adverse effect on the Company's core business operations, and that transactions with tenants, suppliers and financial institutions are fully supported.

     The Company utilizes numerous accounting and reporting software packages and computer hardware to conduct its business, some of which already comply with year 2000 requirements. Management estimates that the modification or replacement of non-compliant accounting and reporting software and hardware will total approximately $0.3 million.

     The Company's management also believes that certain of the Owned Properties possess operational systems (e.g. elevators, fire alarm and extinguishment systems and security systems) which also must be modified or replaced in order to function properly in the 21st century. Management is currently engaged in the identification of all non-compliant operational systems, and has not yet determined the estimated cost of replacing or modifying such systems.


     DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS

     Although each of Messrs. Terry Considine, Peter K. Kompaniez and Steven D. Ira, officers and/or directors of the Company, has entered into an employment agreement with the Company, the loss of any of their services could have an adverse effect on the operations of the Company.

     ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within AIMCO's control. Although
AIMCO believes, and it has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP in August 1998, to the effect that it was organized, and has operated since its initial taxable year ended December 31, 1994, until the date of such opinion, in a manner so as to qualify as a REIT, no assurance can be given that AIMCO has been or will remain so qualified. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based on, and conditioned upon, certain representations and covenants made by AIMCO as to factual matters including representations and covenants regarding the nature of AIMCO's properties and the future conduct of its business in accordance with the requirements for qualification as a REIT. For example, the Code provides that if the value of any one issuer's securities held by AIMCO exceeds 5% of the value of AIMCO's total assets on certain testing dates, AIMCO would not qualify as a REIT for federal income tax purposes. AIMCO believes that the values of its investments in the various Management Subsidiaries do not exceed this 5% rule, and Skadden, Arps, Slate, Meagher & Flom LLP has relied on AIMCO's representation of these values in rendering its opinion. No independent appraisals have been obtained to support AIMCO's determination as to the values of the Management Subsidiaries and these values are subject to change in the future. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is expressed as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise the Company of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. Moreover, the Company's qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code, the results of which have not and will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year has satisfied or will satisfy such requirements. An opinion of counsel is not binding on the Internal Revenue Service (the "IRS"), and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. In addition, if the Insignia Merger is completed, AIMCO's qualification as a REIT will depend, in part, upon the qualification of IPT as a REIT.


DISTRIBUTION OF ACQUIRED EARNINGS AND PROFITS. The Code provides that when a REIT acquires a C corporation (such as Insignia), the REIT may qualify as a REIT only if, as of the close of the year of acquisition, the REIT has no "earnings and profits" acquired from such C corporation. In the Insignia Merger, AIMCO will succeed to the earnings and profits of Insignia and, therefore, AIMCO must distribute such earnings and profits by December 31, 1998. Insignia has retained independent certified public accountants to determine Insignia's earnings and profits through the Effective Time for purposes of this requirement. The determination of the independent certified public accountants will be based upon Insignia's tax returns as filed with the IRS and other assumptions and qualifications set forth in the reports issued by such accountants. Any adjustments to Insignia's income for taxable years ending on or before the closing of the Insignia Merger including as a result of an examination of its returns by the IRS and the receipt of certain indemnity or other payments could affect the calculation of Insignia's earnings and profits. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the IRS will not examine the tax returns of Insignia and propose adjustments to increase its taxable income and therefore its earnings and profits. In this regard, the IRS can consider all taxable years of Insignia as open for review for purposes of determining the amount of such earnings and profits.


     If, in any taxable year, AIMCO fails to qualify as a REIT, AIMCO would not be allowed a deduction for dividends paid to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at corporate rates and would not be required to make distributions to its Stockholders under the Code. As a result of the additional tax liability, the Company might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to the Company in order to pay the applicable tax. Unless entitled to relief under certain statutory provisions, AIMCO would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. Although AIMCO currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause AIMCO to fail to qualify as a REIT or may cause the Board of Directors of AIMCO to revoke the REIT election. If AIMCO fails to qualify as a REIT, the agreement pursuant to which AIMCO issued its Class B Cumulative Convertible Preferred Stock (the "Class B Preferred Stock"), provides that the original purchaser may require AIMCO to repurchase such investor's Class B Preferred Stock, in whole or in part, at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase. Such investor acquired and currently owns 750,000 shares of Class B Preferred Stock and any such required repurchase could have a material adverse effect on the Company. See "Certain Federal Income Tax Consequences."


POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITs

     The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect an investment in AIMCO. For example, a proposal issued by President Clinton on February 2, 1998, if enacted into law, may adversely affect the ability of AIMCO to expand the present
activities of its Management Subsidiaries.   It cannot be predicted whether,
when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or an investment in AIMCO will be changed.




OWNERSHIP LIMIT

     In order for AIMCO to maintain its qualification as a REIT, not more than 50% of the value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Code). The AIMCO Charter limits direct or constructive ownership of shares of Class A Common Stock by any person such that the sum of (i) the aggregate value of the Class A Common Stock, and (ii) the aggregate value of all shares of any other equity stock of the Company owned by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all outstanding shares of the Company's equity stock. The constructive ownership rules are complex and may cause shares of the Company's equity stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. A transfer of shares to a person who, as a result of the transfer, violates the limit on ownership described above may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by AIMCO, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares.

SHARES AVAILABLE FOR FUTURE SALE



     As of June 30, 1998, there were outstanding options and warrants to purchase Class A Common Stock, and shares of Class B Preferred Stock and the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock") convertible into Class A Common Stock, that, if exercised or converted, would result in the issuance of approximately 8.3 million shares of Class A Common Stock. In addition, as of June 30, 1998, there were outstanding approximately 6.0 million Partnership Common Units of the Operating Partnership ("OP Units") which, upon tender for redemption by the holders, may be acquired by AIMCO in exchange for an equal number of shares of Class A Common Stock. In addition, in the Insignia Merger, AIMCO will issue approximately $303 million in Series E Preferred Stock or $203 million in Series E Preferred Stock and $100 million aggregate liquidation value of Series F Preferred Stock. If $303 million in Series E Preferred Stock is issued, $303 million will automatically convert into Class A Common Stock on a one-for-one basis, subject to antidilution adjustments, if any, upon payment of the Special Dividend. If $100 million aggregate liquidation value of Series F Preferred Stock is issued, the Series F Preferred Stock will convert into Class A Common Stock, upon approval by stockholders of AIMCO, on a one-to-one basis, subject to antidilution adjustments, if any. The shares of Class A Common Stock described above are available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Sales of substantial amounts of shares of Class A Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for shares of Class A Common Stock. No prediction can be made, however, as to the effect, if any, of future sales of such shares, or the availability of such shares for future sale, on the market price of Class A Common Stock prevailing from time to time.


                                   USE OF PROCEEDS

     The Selling Stockholders will receive all of the net proceeds from the sale of shares of Class A Common Stock offered hereby. The Company will not receive any proceeds from the sale of such shares.


                                 SELLING STOCKHOLDERS

     This Prospectus relates to periodic offers and sales of up to 2,954,388 shares of Class A Common Stock by the selling stockholders named below and their respective pledgees, donees and other successors in interest (collectively, "the Selling Stockholders"). The shares of Class A Common Stock that may be offered and sold by the Selling Stockholders include shares that may be issued in exchange for OP Units, shares that may be issued upon exercise of warrants, and shares that may be issued upon conversion of Class B Common Stock.



     The following table sets forth certain information with respect to the Selling Stockholders and their beneficial ownership of shares of Class A Common Stock as of the date hereof. Except as indicated below, none of the Selling Stockholders holds any position, office or has had any other material relationship with the Company, or any of its predecessors or affiliates, during the past three years.


                                                        SHARES OWNED PRIOR       SHARES OFFERED           SHARES OWNED
 SELLING STOCKHOLDER                                      TO OFFERING(1)            HEREBY(1)         AFTER OFFERING(1)(14)
 -------------------                                    ------------------       --------------       ---------------------
 Terry Considine (2)                                        662,311(3)             186,857(4)           475,454(5)

 Public Employees Retirement System of Ohio                 747,297(6)             747,297(6)                --

 Leo E. Zickler                                             125,000(7)             125,000(7)                --

 Francis P. Lavin                                           125,000(7)             125,000(7)                --

 Robert B. Downing                                           73,865(7)              73,865(7)                --

 Mark E. Schifrin                                            73,865(7)              73,865(7)                --

 Marc B. Abrams                                              55,400(7)              55,400(7)                --

 Richard R. Singleton                                        46,870(7)              46,870(7)                --

 Saul Skoler                                                 27,569                 27,569                   --

 Edward T. Tokar                                              5,865                  5,865                   --

 Joseph A. Goldblum                                           3,910                  3,910                   --

 Goldblum Trust FBO Libby DelGuidice                          3,910                  3,910                   --

 Goldblum Trust FBO Georgeanne T. Goldblum                    3,910                  3,910                   --

 Teresa L. Barnes                                                76                     76                   --

 Francis S. Godbold                                           1,495                  1,495                   --

 John Davenport Mosby III                                     1,327                  1,327                   --

 Todd W. Sheets and Joyce C. Sheets                           5,608                  5,608                   --

 David E. Thomas, Jr.                                           229                    229                   --

 Steven D. Ira (8)                                          399,891(9)               1,431              398,460(9)

 Charles H. Ballou                                              378                    378                   --

 Jack C. Harmon                                                 693                    693                   --

 Sally E. Law Revocable Trust                                   693                    693                   --

 Christopher A. Morson                                          630                    630                   --

 Margaret C. Starner                                            378                    378                   --

 Patrick L. Sullivan                                            756                    756                   --

 Frederick G. Tripp Trust                                     3,465                  3,465                   --

 Lottie Morton, as Trustee of the Lottie Morton
   Revocable Trust Agreement, dated July 25, 1993           189,591                189,591                   --

 David Morton                                                58,781                 58,781                   --

 David Morton, as the Personal Representative
   of the Estate of Robert Morton                             3,738                  3,738                   --

 Peter Morton                                                25,825                 25,825                   --

 Robert W. Newman                                           274,102                274,102                   --

 Janice Newman Rosenthal                                    274,102                274,102                   --

 Richard Morton (10) and Martha Helen Morton,
   husband and wife                                         186,284(11)            182,734                3,550(11)     --

 Alan Morton                                                132,459                132,459                   --

 Monique Morton Berg                                         22,077                 22,077                   --

 Richard Morton (10) and Alan Morton, as Trustees of the
   Trust created under the Last Will and Testament of
   James Morton, dated August 15, 1966, for the
   benefit of James Andrew Morton                            29,435                 29,435                   --

 Laurie Morton-Jungroth                                       9,812                  9,812                   --

 Robert Christopher Morton                                   27,000                 27,000                   --

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of Alan Morton                    36,942                 36,942                   --

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of Cindy Beth Morton              10,455(12)             10,055                  400(12)

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of James Andrew Morton            10,055                 10,055                   --

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of Alexandra Morton               10,455(12)             10,055                  400(12)

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of Eden Morton Thibeault          10,255(13)             10,055                  200(13)

 Richard Morton (10), as Trustee of the Trust created
   under the Last Will and Testament of Lawrence
   Morton, for the benefit of Adam Morton                    10,455(12)             10,055                  400(12)
 Robert L. Turchin                                           56,336                 56,336                   --
 Appalachian State University Foundation, Inc.               27,778                 27,778                   --



 Ed-Allene Family Ltd Partnership                             7,454(6)               7,454(6)

 Ambrose H. Hardwick, Jr.                                     1,864(6)               1,864(6)

 Paul F. Oreffice                                             7,454(6)               7,454(6)

 Norman Rockoff                                               1,865(6)               1,864(6)

 Arbor Station, Ltd                                          29,030                 29,030

 B & G Signs                                                  9,258                  9,258




     (1) Unless otherwise indicated, the number of shares shown reflects the number of shares of Class A Common Stock (subject to adjustment pursuant to antidilution adjustment provisions) that may be issued to the Selling Stockholder from time to time by AIMCO in exchange for OP Units tendered for redemption by such Selling Stockholder pursuant to the Limited Partnership Agreement of the Operating Partnership.

     (2) Mr. Considine is the Chairman of the Board of Directors and Chief Executive Officer of AIMCO.

     (3) Includes 104,594 shares of Class A Common Stock that are currently outstanding and 93,428 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (the "Considine Class B Shares").

     (4) Includes 93,428 shares of Class A Common Stock issuable upon conversion of the Considine Class B Shares and 93,429 shares of Class A Common Stock, all of which Mr. Considine has pledged to U.S. Bank ("USB") as collateral security for certain loans. Such Pledged Shares may be sold hereunder by USB in the event of a default on such loans.

     (5)  Includes 11,165 shares of Class A Common Stock.

     (6)  Represents shares of Class A Common Stock.

     (7) Reflects the maximum number of shares of Class A Common Stock (subject to adjustment upon the occurrence of certain dilutive events) that such Selling Stockholder may be entitled to purchase from AIMCO pursuant to a warrant. The warrant has an exercise price of $41 per share.

     (8)  Mr. Ira is an Executive Vice President of AIMCO.

     (9) Includes 240,897 shares of Class A Common Stock; 13,821 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock; and 48,800 shares of Class A Common Stock issuable upon the exercise of options.

     (10) Richard Morton is a member of one of the Company's acquisition advisory committees.

     (11) Includes 3,000 shares of Class A Common Stock held by Richard Morton and 550 shares of Class A Common Stock held by Martha Helen Morton.

     (12) Includes 400 shares of Class A Common Stock.

     (13) Includes 200 shares of Class A Common Stock.

     (14) Because the Selling Stockholders may sell some or all of the shares of Class A Common Stock offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares of Class A Common Stock that will be held by the Selling Stockholders upon termination of any offering made hereby. If all of the shares offered hereby are sold, the Selling Stockholders will own the shares of Class A Common Stock (or OP Units) indicated in the table.

                             PLAN OF DISTRIBUTION

     This Prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to 2,954,388 shares of Class A Common Stock. The Class A Common Stock may be sold from time to time by the Selling
Stockholders. Such sales may be made in underwritten offerings or in open market or block transactions or otherwise on the NYSE, or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed, in the over-the-counter market, in private transactions or otherwise at prices related to prevailing market prices at the time of the sale or at negotiated prices. Some or all of the shares of Class A Common Stock may be sold through brokers acting on behalf of the Selling Stockholders or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). The Selling Stockholders may offer to sell and may sell shares of the Class A Common Stock in options transactions or deliver such shares to cover short sales "against the box." If necessary, a supplemental or amended Prospectus will describe the method of sale in greater detail. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or purchasers of the Class A Common Stock may arrange for other brokers or dealers to participate. In addition, any of the Class A Common Stock covered by this prospectus which qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     If shares of Class A Common Stock are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through brokers or dealers, and such brokers and dealers may receive compensation in the form of discounts, commissions or commissions from the underwriters and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

     The Company has agreed to pay all expenses in connection with the registration of the Class A Common Stock being offered hereby. Selling Stockholders are responsible for paying any other selling expenses, including underwriting discounts and brokers' commissions, and expenses of Selling Stockholders' counsel.

     The Selling Stockholders and any underwriter, broker or dealer who acts in connection with the sale of the Class A Common Stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Class A Common Stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Pursuant to registration rights agreements between AIMCO and the Selling Stockholders, AIMCO has agreed to indemnify the Selling Stockholders, each of their respective officers and directors and any person who controls such Selling Stockholders, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following is a summary of the material federal income tax consequences to the Company and a prospective holder of Class A Common Stock. This discussion is based upon the Code, the regulations promulgated by the U.S. Treasury Department thereunder (the "Treasury Regulations"), rulings issued by the IRS, and judicial decisions, all in effect as of the date of this Prospectus and which are subject to change, possibly retroactively. This discussion is for general information only. This discussion does not purport to discuss all aspects of federal income taxation which may be important to a particular investor in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including insurance companies, financial institutions or broker-dealers, foreign investors and, except to the extent discussed below, tax-exempt organizations). No advance ruling has been or will be sought from the IRS regarding any matter discussed herein.

     EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF CLASS A COMMON STOCK AND OF AIMCO'S ELECTION TO BE SUBJECT TO TAX, FOR FEDERAL INCOME TAX PURPOSES, AS A REAL ESTATE INVESTMENT TRUST.

TAXATION OF AIMCO

     GENERAL. The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.



    AIMCO has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and AIMCO intends to continue such election. AIMCO believes that it was organized in conformity with the requirements for qualification as a REIT, and that its method of operation since formation and proposed method of future operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such qualification and taxation as a REIT depends upon AIMCO's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below. Accordingly, no assurance can be given that the actual results of AIMCO's operations for any one taxable year will satisfy such requirements. See "--Failure to Qualify". No assurance can be given that the IRS will not challenge AIMCO's eligibility for taxation as a REIT.



     If AIMCO qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, notwithstanding AIMCO's qualification as a REIT, AIMCO will be subject to federal income tax as follows: First, AIMCO will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.
 Second, under certain circumstances, AIMCO may be subject to the "alternative minimum tax" on its items of tax preference. Third, if AIMCO has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if AIMCO should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which AIMCO fails the 75% or 95% test multiplied by (b) a fraction intended to reflect AIMCO's profitability. Fifth, if AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than certain long-term capital gains that AIMCO elects to retain and pay the tax thereon), and (iii) any undistributed taxable income from prior periods, AIMCO would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Sixth, if AIMCO acquires assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in the hands of AIMCO is determined by reference to the adjusted tax basis of such assets in the hands of the subchapter C corporation, under Treasury Regulations not yet promulgated, the subchapter C corporation would be required to recognize any net built-in gain that would have been realized if the Subchapter C corporation had liquidated on the day before the date of the transfer. Pursuant to IRS Notice 88-19, AIMCO may elect, in lieu of the treatment described above, to be subject to tax if it recognizes gain on the disposition of any such assets during the ten-year period beginning on the day on which it acquires such assets at the highest regular corporate tax rate on such gain to the extent of the excess, if any, of the fair market value over the adjusted basis of such asset as of the beginning of the ten-year period ("Built-in Gain"). AIMCO intends to make such an election and, therefore, will be taxed at the highest regular corporate rate on such Built-in Gain if, and to the extent, such assets are sold within the specified ten-year period. It should be noted that AIMCO intends to acquire a significant amount of assets with Built-in Gain and a taxable disposition by AIMCO of these assets within ten years of their acquisitions would subject AIMCO to tax under the foregoing rule. Seventh, AIMCO could be subject to foreign taxes on its investments and activities in foreign jurisdictions. In addition, AIMCO could be subject to tax in certain situations and on certain transactions not presently contemplated.


     REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and
(7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions
(1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. AIMCO's Charter provides certain restrictions regarding transfers of its shares, which provisions are intended to assist AIMCO in satisfying the share ownership requirements described in conditions (5) and (6) above.



     AIMCO is required to maintain records regarding the actual ownership of its shares. To do so, AIMCO must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income dividends paid by AIMCO). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIMCO's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.


     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. AIMCO satisfies this requirement.


     OWNERSHIP OF PARTNERSHIP INTERESTS. In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, AIMCO's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which the Company has ownership interests (the "Subsidiary Partnerships") will be treated as assets, liabilities and items of income of AIMCO for purposes of applying the REIT requirements described herein. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of AIMCO's Investments in Partnerships."


     INCOME TESTS. In order to maintain qualification as a REIT, AIMCO annually must satisfy two gross income requirements. First, at least 75% of AIMCO's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of AIMCO's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).



     Rents received by AIMCO through the Subsidiary Partnerships qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, AIMCO (or its affiliates) may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIMCO (or its affiliates) may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services.



     The Management Subsidiaries will receive management fees and other income. A portion of such fees and other income will accrue to AIMCO through the Operating Partnership's general partnership interest in PAMS LP. Such fee and other income generally will not qualify under the 95% gross income test. AIMCO also indirectly receives distributions from the Management Subsidiaries that will be classified as dividend income to the extent of the earnings and profits of the Management Subsidiaries. Such distributions will generally qualify under the 95% gross income test but not under the 75% gross income test.



     If AIMCO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions are generally available if AIMCO's failure to meet such tests was due to reasonable cause and not due to willful neglect, AIMCO attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AIMCO would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving AIMCO, AIMCO will not qualify as a REIT. As discussed above in "--General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.


     ASSET TESTS. AIMCO, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of AIMCO's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of AIMCO, cash, cash items and U.S. government securities. Second, not more than 25% of AIMCO's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AIMCO may not exceed 5% of the value of AIMCO's total assets, and AIMCO may not own more than 10% of any one issuer's outstanding voting securities.


     AIMCO indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer or the ownership of more than 5% of the REIT's total assets in any one issuer's securities by a REIT is prohibited by the asset tests.
AIMCO believes that its indirect ownership interests in the Management Subsidiaries qualify under these rules. However, no independent appraisals have been obtained to support AIMCO's conclusions as to the value of the Operating Partnership's total assets and the value of the Operating Partnership's interest in the Management Subsidiaries, and these values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the Operating Partnership's ownership interest in the Management Subsidiaries disqualifies AIMCO from treatment as a REIT.


     AIMCO's indirect interests in the Operating Partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of AIMCO organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of AIMCO. Each qualified REIT subsidiary therefore will not be subject to federal corporate income taxation, although it may be subject to state or local taxation. In addition, AIMCO's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.


     ANNUAL DISTRIBUTION REQUIREMENTS. AIMCO, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of AIMCO's "REIT taxable income" (computed without regard to the dividends paid deduction and AIMCO's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIMCO timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that AIMCO distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at ordinary corporate tax rates.

AIMCO may elect to retain, rather than distribute, its net long-term capital gains and pay the tax on such gains. In such a case, AIMCO's stockholders would include their proportionate share of such undistributed long-term capital gains in income and receive a credit for their share of the tax paid by AIMCO. AIMCO's stockholders would then increase the adjusted basis of their AIMCO shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. If AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year and (ii) 95% of its REIT capital gain income for such year (excluding retained long-term capital gains), and (iii) any undistributed taxable income from prior periods, AIMCO would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. AIMCO believes that it has made, and intends to make, timely distributions sufficient to satisfy this annual distribution requirement.


     It is possible that AIMCO, from time to time, may not have sufficient cash to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of cash (including receipt of distributions from the Operating Partnership) and (ii) the inclusion of such income arriving at taxable income of AIMCO. In the event that such timing differences occur, in order to meet the 95% distribution requirement, AIMCO may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, AIMCO may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in AIMCO's deduction for dividends paid for the earlier year. Thus, AIMCO may be able to avoid being taxed on amounts distributed as deficiency dividends; however, AIMCO will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

     ABSENCE OF EARNINGS AND PROFITS. The Code provides that when a REIT acquires a corporation that is currently a C corporation (such as Insignia), the REIT may qualify as a REIT only if, as of the close of the year of acquisition, the REIT has no "earnings and profits" acquired from such C corporation. In the Insignia Merger, AIMCO will succeed to the earnings and profits of Insignia and, therefore, AIMCO must distribute such earnings and profits by December 31, 1998. Insignia has retained independent certified public accountants to determine Insignia's earnings and profits through the Effective Time for purposes of this requirement. The determination of the independent certified public accountants will be based upon Insignia's tax returns as filed with the IRS and other assumptions and qualifications set forth in the reports issued by such accountants.

     Any adjustments to Insignia's income for taxable years ending on or before the closing of the Insignia Merger including as a result of an examination of its returns by the IRS and the receipt of certain indemnity or other payments could affect the calculation of Insignia's earnings and profits. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the IRS will not examine the tax returns of Insignia and propose adjustments to increase its taxable income and therefore its earnings and profits. In this regard, the IRS can consider all taxable years of Insignia as open for review for purposes of determining the amount of such earnings and profits. Additionally, if the Special Dividend is not treated as a dividend under the Code, AIMCO may, depending upon the amount of other distributions made by AIMCO subsequent to the Insignia Merger (if consummated), fail to distribute an amount equal to Insignia's earnings and profits. AIMCO's failure to distribute an amount equal to such earnings and profits effective on or before December 31, 1998 would result in AIMCO's failure to qualify as a REIT.

     FAILURE TO QUALIFY. If AIMCO fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, AIMCO will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIMCO fails to qualify will not be deductible by AIMCO nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, AIMCO will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances AIMCO would be entitled to such statutory relief.

TAX ASPECTS OF AIMCO'S INVESTMENTS IN PARTNERSHIPS


     GENERAL. Most of AIMCO's investments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AIMCO will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIMCO will include its proportionate share of assets held by the Partnerships. See "--Taxation of AIMCO--Ownership of Partnership Interests."



     ENTITY CLASSIFICATION. AIMCO's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of AIMCO's assets and items of gross income would change and could preclude AIMCO from satisfying the asset tests and the income tests (see "--Taxation of AIMCO--Asset Tests" and "--Taxation of AIMCO--Income Tests"), and in turn could prevent AIMCO from qualifying as a REIT. See "--Taxation of AIMCO--Failure to Qualify" above for a discussion of the effect of AIMCO's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case AIMCO might incur a tax liability without any related cash distributions.



     TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Pursuant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Owned Properties). Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by AIMCO to the Operating Partnership of the cash proceeds received in any offerings of its stock.

     In general, certain holders of OP Units will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership or other Subsidiary Partnerships of the contributed Owned Properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Owned Properties in the hands of the Subsidiary Partnerships may cause AIMCO to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause AIMCO to recognize taxable income in excess of cash proceeds, which might adversely affect AIMCO's ability to comply with the REIT distribution requirements. See "--Taxation of AIMCO--Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of OP Units) subsequent to the formation of AIMCO, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

     SALE OF THE PROPERTIES. AIMCO's share of any gain realized by the Operating Partnership or another Subsidiary Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "--Taxation of AIMCO--Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the other Subsidiary Partnerships intend to hold the Owned Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Owned Properties (and other apartment properties) and to make such occasional sales of the Owned Properties, including peripheral land, as are consistent with AIMCO's investment objectives.



TAXATION OF MANAGEMENT SUBSIDIARIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by the Management Subsidiaries to the Operating Partnership, distributions paid to the Operating Partnership as the general partner of PAMS LP, and interest paid by the Management Subsidiaries on certain notes held by the Operating Partnership. In general the Management Subsidiaries pay federal, state and local income taxes on their taxable income at normal corporate rates. Any federal, state or local income taxes that the Management Subsidiaries are required to pay will reduce AIMCO's cash flow from operating activities and its ability to make payments to holders of its securities.


TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     GENERAL. As long as AIMCO qualifies as a REIT, distributions made to AIMCO's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and retained long-term capital gains) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed AIMCO's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by AIMCO in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by AIMCO and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by AIMCO during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of AIMCO.

    In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from AIMCO required to be treated by such stockholder as long-term capital gain.

TAXATION OF FOREIGN STOCKHOLDERS


     The following is a discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of AIMCO Stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source or, (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income and estate taxation.



     ORDINARY DIVIDENDS. The portion of dividends received by Non-U.S. Holders payable out of AIMCO's earnings and profits which are not attributable to capital gains of AIMCO and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of AIMCO Stock. In cases where the dividend income from a Non-U.S. Holder's investment in AIMCO Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).


     NON-DIVIDEND DISTRIBUTIONS. Unless AIMCO Stock constitutes a United States Real Property Interest (a "USRPI"), distributions by AIMCO which are not dividends out of the earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of AIMCO. If AIMCO Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her AIMCO Stock.

     CAPITAL GAIN DIVIDENDS. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO

("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation.


     DISPOSITION OF STOCK OF AIMCO. Unless AIMCO Stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if AIMCO is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. AIMCO believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of AIMCO Stock should not be subject to taxation under FIRPTA. Because AIMCO Stock is publicly traded, however, no assurance can be given that AIMCO will continue to be a domestically controlled REIT.

     If AIMCO does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which AIMCO Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of AIMCO's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock of AIMCO were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the AIMCO Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.


     ESTATE TAX. AIMCO Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includable in the estate for U.S. federal estate tax purposes.



INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     AIMCO will report to its U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide AIMCO with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, AIMCO may be required to withhold a portion of capital gain distribution to any Non-U.S. Holders who fail to certify their non-foreign status to AIMCO. The IRS has issued final Treasury Regulations regarding the backup withholding rules as applied to Non-U.S. Holders. Those final Treasury Regulations alter the current system of backup withholding compliance and will be effective for payments made after December 31, 1999. Prospective investors should consult their tax advisors regarding the application of the final Treasury Regulations.

TAXATION OF TAX-EXEMPT STOCKHOLDERS


     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), are generally exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust.
Based on that ruling, amounts distributed by AIMCO to Exempt Organizations should generally not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17) and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which will generally require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of AIMCO's stock is required to treat a percentage of the dividends from AIMCO as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by AIMCO from an unrelated trade or business (determined as if AIMCO were a pension trust) divided by the gross income of AIMCO for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of AIMCO's stock only if (i) the UBTI Percentage is at least 5%, (ii) AIMCO qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of AIMCO in proportion to their actuarial interest in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of AIMCO's stock or (B) a group of pension trusts each individually holding more than 10% of the value of AIMCO's stock collectively owns more than 50% of the value of AIMCO's stock. The restrictions on ownership and transfer of AIMCO's stock should prevent an Exempt Organization from owning more than 10% of the value of AIMCO's stock.


OTHER TAX CONSEQUENCES




POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal laws and interpretations thereof could adversely affect an investment in AIMCO. For example, a proposal issued by President Clinton on February 2, 1998, if enacted into law, may adversely affect the ability of AIMCO to expand the present activities of its Management Subsidiaries. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or an investment in AIMCO will be changed.

     STATE, LOCAL AND FOREIGN TAXES. The Operating Partnership and its partners and AIMCO and its stockholders may be subject to state, local or foreign taxation in various state or local jurisdictions and foreign countries, including those in which they transact business or reside. The state, local and foreign tax treatment of the Operating Partnership and its partners and AIMCO and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local and foreign tax laws on an investment in the Operating Partnership or AIMCO.


                                   LEGAL MATTERS

     Certain legal matters will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the Class A Common Stock offered hereby will be passed on for AIMCO by Piper & Marbury L.L.P., Baltimore, Maryland.


                                      EXPERTS

     The consolidated financial statements of AIMCO included in AIMCO's Annual Report on Form 10-K/A for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of Ambassador Apartments, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in AIMCO's Current Report on Form 8-K dated March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998), and the consolidated financial statements of Ambassador Apartments, Inc. as of December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996 and the period from August 31, 1994 through December 31, 1994, and the combined financial statements of Prime Properties (Predecessor to Ambassador Apartments, Inc.) for the period from January 1, 1994 through August 30, 1994, included in Amendment No. 1 to AIMCO's Current Report on Form 8-K dated December 23, 1997 filed February 6, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements of Insignia Financial Group, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

     The estimated expenses, other than underwriting discounts and commissions, in connection with the offering of the Securities, are as follows:



 Registration Fee - Securities and Exchange Commission ...........      $ 33,172.75

 Printing and Engraving Expenses .................................            5,000

 Legal Fees and Expenses .........................................           25,000

 Accounting Fees and Expenses ....................................           35,000

 Miscellaneous ...................................................            5,000
                                                                        -----------

      Total ......................................................      $103,172.75
                                                                        -----------
                                                                        -----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     AIMCO's Charter limits the liability of AIMCO's directors and officers to AIMCO and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     AIMCO's Charter and Bylaws require AIMCO to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; PROVIDED, HOWEVER, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     The Company has entered into agreements with certain of its officers, pursuant to which the Company has agreed to indemnify such officers to the fullest extent permitted by applicable law.

     The Agreement of Limited Partnership (the "Operating Partnership Agreement") of the Operating Partnership also provides for indemnification of AIMCO, or any director or officer of AIMCO, in its capacity as the previous general partner of the Operating Partnership, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnership, as set forth in the Operating Partnership Agreement.

     Section 11.6 of the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (the "1997 Plan"), Section 2.8 of the Amended and Restated Apartment Investment and Management Company Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"), Section 2.8 of the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), and Section 6.7 of the 1994 Stock Option Plan of Apartment Investment and Management Company (the "1994 Plan") specifically provide that, to the fullest extent permitted by law, each of the members of the Board of Directors of AIMCO (the "Board"), the Compensation Committee of the Board and each of the directors, officers and employees of AIMCO, any AIMCO subsidiary, the Operating Partnership and any subsidiary of the Operating Partnership shall be held harmless and indemnified by AIMCO for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorneys' fees) suffered by virtue of any determinations, acts or failures to act, or alleged acts or failures to act, in connection with the administration of the 1997 Plan, the Non-Qualified Plan, the 1996 Plan or the 1994 Plan, as the case may be, so long as such person is not determined by a final adjudication to be guilty of willful misconduct with respect to such determination, action or failure to act.

ITEM 16.  EXHIBITS.


4.6 Specimen certificate for Class A Common Stock (incorporated by reference from AIMCO's Registration Statement on Form 8-A filed on July 19, 1994).
5.1 Opinion of Piper & Marbury L.L.P. dated August 25, 1998 regarding the validity of the Securities offered hereby.
8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated August 25, 1998 regarding tax matters.
23.1 Consent of Piper & Marbury L.L.P. dated August 25, 1998 (included in their opinion filed as Exhibit 5.1).
23.2 Consent of Skadden, Arps, Slate, Meagher & Flom LLP dated August 25, 1998 (included in their opinion filed as Exhibit 8.1).
23.3   Consent of Ernst & Young LLP, Denver, Colorado, dated August 21, 1998.
23.4   Consent of Ernst & Young, LLP, Chicago, Illinois, dated August 21, 1998.
23.5   Consent of Ernst & Young, LLP, Greenville, South Carolina, dated
       August 21, 1998.
24.    Power of Attorney.*
* Previously filed.

ITEM 17.  UNDERTAKINGS.

       (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 25th day of August, 1998.


                                   APARTMENT INVESTMENT AND
                                   MANAGEMENT COMPANY

                                   By: /s/ TERRY CONSIDINE
                                      ----------------------------
                                             Terry Considine,
                                        CHAIRMAN OF THE BOARD AND
                                          CHIEF EXECUTIVE OFFICER






       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                TITLE                                   DATE



/s/ TERRY CONSIDINE
----------------------   Chairman of the Board and Chief
Terry Considine          Executive Officer (Principal
                         Executive Officer)                      August 25, 1998
/s/ TROY D. BUTTS*
----------------------   Senior Vice President and Chief
Troy D. Butts            Financial Officer (Principal
                         Financial Officer)                      August 25, 1998
/s/ PATRICIA K. HEATH*
----------------------   Vice President and Chief
Patricia K. Heath        Accounting Officer (Principal           August 25, 1998
                         Accounting Officer)

/s/ PETER K. KOMPANIEZ*
----------------------   Vice Chairman, President and
Peter K. Kompaniez       Director                                August 25, 1998

/s/ RICHARD S. ELLWOOD*
----------------------   Director                                August 25, 1998
Richard S. Ellwood

/s/ J. LANDIS MARTIN*
----------------------   Director                                August 25, 1998
J. Landis Martin

/s/ THOMAS L. RHODES*
----------------------   Director                                August 25, 1998
Thomas L. Rhodes

/s/ JOHN D. SMITH*
----------------------   Director                                August 25, 1998
John D. Smith


       * By:  /s/ TERRY CONSIDINE
             --------------------------
             Terry Considine
             ATTORNEY-IN-FACT

                                    EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION NUMBERED PAGE


4.6 Specimen certificate for Class A Common Stock (incorporated by reference from AIMCO's Registration Statement on Form 8-A filed on July 19, 1994).
5.1 Opinion of Piper & Marbury L.L.P. dated August 25, 1998 regarding the validity of the Securities offered hereby.
8.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated August 25,
        1998 regarding tax matters.
23.1 Consent of Piper & Marbury L.L.P. dated August 25, 1998 (included in their opinion filed as Exhibit 5.1).
23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP dated August 25,
        1998 (included in their opinion filed as Exhibit 8.1).
23.3   Consent of Ernst & Young LLP, Denver, Colorado, dated August 21, 1998.
23.4   Consent of Ernst & Young, LLP, Chicago, Illinois, dated August 21, 1998.
23.5   Consent of Ernst & Young, LLP, Greenville, South Carolina, dated
        August 21, 1998.
24.    Power of Attorney.*
* Previously filed.